[GRAPHIC OMITTED] Acergy

                    Acergy S.A. primary insider notification

London, England - December 1, 2008 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) announces that as part of the continuous improvement of corporate governance procedures non-executive directors will no longer receive remuneration in the form of stock options. This amendment takes effect in 2008 and, as a consequence, options granted in 2008 are to be cancelled effective December 1, 2008.

In accordance with Oslo Stock Exchange rules, the following non-executive directors, who are primary insiders subsequently hold the following shares and options over shares:

                                                      Position post cancellation
                                               ---------------------------------
                                                 Options       Total       Owned
                                               Cancelled     Options      Shares
                                               ---------   ---------   ---------
Mark Woolveridge            Chairman               7,500      27,200      12,375
James B Hurlock             Deputy Chairman        5,000      18,500       3,000
George Doremus              Director               5,000      15,000           -
Tom Ehret                   Director(*)                -      88,750     112,693
Sir Peter Mason             Director               5,000       5,000           -
J Frithjof Skouveroe        Director               5,000      15,000      26,500
Trond Westlie               Director               5,000      15,000           -

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(*) No options awarded in 2008

This message is submitted on behalf of the Company as well as the named primary insiders.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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Contact:
Karen Menzel
Tel: +44 (0) 20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.